Exhibit A

CERAGON NETWORKS LTD.
___________________________________________

NOTICE OF 2014 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON JULY 6, 2014

Notice is hereby given that the 2014 Annual and Special General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Sunday, July 6, 2014 at 12:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To revoke the Company's Memorandum of Association in accordance with sections 24(2) and 350 of the Israeli Companies Law;

(B)
To amend the Company's Articles of Association to: (i) delete all references to the Memorandum of Association; and (ii) reflect an increase in the share capital of the Company to One Million Two Hundred Thousand New Israeli Shekels (NIS 1,200,000) divided into One Hundred and Twenty Million (120,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each;

(C)	To approve the grant of a cash bonus and equity compensation to our Chief Executive Officer for 2014;

(D)	To re-elect Yael Langer to serve on the Board of Directors of the Company;

(E)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor; and

(F)	To receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2013.

Only shareholders of record on May 28, 2014, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”) is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder must provide the Company with an ownership certificate (as of the record date) from that Exchange member and is entitled to receive the ownership certificate in a branch of the Exchange member or by mail to his address, if the shareholder so requests. Such a request must be made in advance for a particular securities account.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should also take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

  May 28, 2014

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
_______________________

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or "Shares"), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2014 Annual and Special General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual and Special General Meeting of Shareholders. The Meeting will be held on July 6, 2014 at 12:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL AND SPECIAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows: (A) To revoke the Company's Memorandum of Association in accordance with sections 24(2) and 350 of the Israeli Companies Law (the "Companies Law"); (B) to amend the Company's Articles of Association to: (i) delete all references to the Memorandum of Association; and (ii) reflect an increase in the share capital of the Company to One Million Two Hundred Thousand New Israeli Shekels (NIS 1,200,000) divided into One Hundred and Twenty Million (120,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each, as described in this Proxy Statement; (C) to approve the grant of a cash bonus and equity compensation to our Chief Executive Officer for 2014; (D) to re-elect Yael Langer to serve on the Board of Directors of the Company; and (E) to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2013 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares on May 28, 2014, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K and with the Israel Securities Authority.

QUORUM

Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place.  At such adjourned Meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of April 30, 2014 all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this Proxy Statement. The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	6,960,399	13.3%
Yehuda and Nava Zisapel (2)(3)	3,081,717	5.9%
Migdal Insurance & Financial Holdings Ltd (4)	3,033,257	5.8%

(1)	Based on 52,457,168 Ordinary Shares issued and outstanding as of April 30, 2014.

(2)
Yehuda Zisapel and Zohar Zisapel are brothers. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Ordinary Shares held by each of Yehuda and Nava Zisapel and Zohar Zisapel include 10,717 shares held by RAD Data Communications Ltd., of which all Zisapels are principal shareholders and Zohar Zisapel serves as the chairman of its board.

(3)
Of the Ordinary Shares beneficially owned by Yehuda and Nava Zisapel, 1,119,000 are held directly by Nava Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of Shares of Ceragon as well as for tag along rights with respect to off-market sales of Shares.

(4)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 12, 2013 by Migdal Insurance & Financial Holdings Ltd (“Migdal”).  Migdal is an Israeli public company with a principal office at 4 Efal Street, P.O. Box 3063, Petach Tikva 49512, Israel. Of the 3,033,257 Shares beneficially owned by Migdal  (i) 2,591,567 Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,859,107 Shares are held by profit participating life assurance accounts; 1,130,377 Shares are held by provident funds and companies that manage provident funds and 40,081 Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 3,692 Shares are beneficially held for Migdal’s Nostro account.

ITEM A

REVOCATION OF THE COMPANY’S MEMORANDUM OF ASSOCIATION

Background

The Company was lawfully established in Israel in 1996, in accordance with the provisions of the Israeli Companies Ordinance (the "Companies Ordinance"). Under the Companies Ordinance it was mandatory for a company to adopt a memorandum of association, which had to include provisions regarding a company's name, purposes, limitation of liability and share capital. Accordingly, the Company adopted a memorandum of association (the "Memorandum"), which included all required provisions.

It is now proposed to revoke the Company's Memorandum, for the following reasons:

A.
The Memorandum is an archaic incorporation document which is no longer relevant, for Israeli companies in general and for the Company in particular, in order to properly conduct their business. Thus, the Companies Law, entered into effect on January 1, 2000, canceled the obligation for companies established after that date to submit a memorandum of association as part of their incorporation documents;

B.
In accordance with the Companies Law, the Company adopted its Articles of Association ("Articles") which include detailed provisions with respect to the Company's share capital, corporate conduct, etc., including all provisions referred to in the Memorandum. The Articles are the principal incorporation document of the Company and are updated by the Company from time to time, as needed; and

C.
Our Board of Directors believes that revoking the Memorandum and thereby enabling  the Articles to remain its sole incorporation document and constitution, will allow more flexibility in the implementation of possible organizational or other corporate changes the Company may propose adopting in the future. For example, revoking the Memorandum allows the Company to act in accordance with a single set of rules governing decision making, as set forth in the Articles, and by a simple majority, without the need to also amend the Memorandum with all the difficulty this entails (e.g. any such amendment currently requires a 75% majority shareholder vote).

In accordance with Section 24(2) of the Companies Law and regulations promulgated thereunder, revocation of the Memorandum can only be achieved by way of following a certain process conducted by the District Court in Tel-Aviv ("Court"). Under the relevant regulations, on April 29, 2014, the Company filed a motion with the Court requesting the Court to permit the Company to convene a special general meeting of shareholders for the purpose of revoking the Memorandum. The Court granted this motion on the same day, and this Notice and Proxy Statement for the Meeting are filed in accordance with the Court’s decision. Provided that the resolution to revoke the Memorandum is approved by our shareholders, the Company will then apply to the Court again to approve the shareholders’ resolution and the revocation of the Memorandum. The revocation of the Memorandum will only become effective as of the date of the Court’s final approval.

Required Vote

The affirmative vote of the holders of at least seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy and voting thereon is required for the revocation of the Company’s Memorandum.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Memorandum of Association of the Company be revoked.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

Background

Under our Articles, there are two references to the Memorandum (which is now proposed to be revoked)  and a specification of the Company’s current authorized share capital, which is six hundred thousand New Israeli Shekels divided into 60,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each.

Such authorized share capital of the Company was exploited almost in full following the Company's last public offering of its ordinary shares, from November 2013. The Company wishes to maintain a sufficient reserve of authorized but unissued ordinary shares available for corporate purposes, including without limitation, offerings of its ordinary shares, the issuance of its ordinary shares in connection with any future merger and acquisition transaction and any other corporate transaction or equity grant. Unless the authorized share is increased as requested below – the ability of the Company to perform such actions will be impaired. As of April 30, 2014, the Company had outstanding 52,457,168 ordinary shares.

Subject to the approval of the revocation of the Memorandum (see Item A above), it is now proposed to delete the references to the Memorandum in the Articles (a technical amendment, in order to clean-up the Articles following the revocation of the Memorandum) and also to increase the Company's share capital from NIS 600,000 to NIS 1,200,000 divided into 120,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each, by amending Section 4 of the Articles to reflect such increase; all as set forth in Annex A hereto (marked to show the extent of the proposed amendments), reflecting the proposed changes in connection with the revocation of the Memorandum and the increase of share capital.

THE AMENDMENT OF THE ARTICLES SHALL BE MADE SUBJECT TO THE APPROVAL OF THE REVOCATION OF THE MEMORANDUM, AS DETAILED UNDER ITEM A ABOVE.  IF THE RESOLUTION UNDER ITEM A IS NOT APPROVED BY OUR SHAREHOLDERS OR BY THE COURT THEN THE RESOLUTIONS UNDER THIS ITEM SHALL NOT ENTER INTO EFFECT.

Required Vote

The affirmative vote of the holders of the majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required for the amendment of the Articles to delete references to the Memorandum in the Articles and to increase the Company's share capital by amending Section 4 of the Articles to reflect such increase.

It is proposed that at the Meeting the following resolutions be adopted:

   “RESOLVED, that:

   (i) the Company’s share capital be increased from NIS 600,000 divided into 60,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each to NIS 1,200,000 divided into 120,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each; and

  (ii) the Articles of Association be amended as set forth in Annex A to the Proxy Statement dated May 28, 2014; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM C

GRANT OF CASH BONUS AND EQUITY COMPENSATION FOR OUR CHIEF EXECUTIVE OFFICER FOR 2014

Background

Pursuant to Amendment 20 to the Companies Law, arrangements regarding the compensation of our chief executive officer (“CEO”) require approval of our shareholders.

Under his existing employment agreement, our CEO, Mr. Palti, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $300,000), plus customary benefits which include, among others, managers' insurance, education fund, car expenses, long-term disability and life insurance. In practice, Mr. Palti received a lower gross annual base salary of NIS 950,400 (approximately $272,000) in 2013, after accepting Company's request to management for salary reductions. In addition, Mr. Palti is entitled to a performance based annual cash bonus which target is equal to 50% of his annual base salary and to an annual equity grant.

We now seek our shareholders' approval for the cash bonus plan and equity grant to our CEO for 2014.

2014 CEO Cash Bonus Plan

Following the approval of our Compensation Committee, our Board of Directors resolved, subject to shareholders' approval, that the 2014 "on-target" cash bonus payment for our CEO shall be equal to $154,286, being slightly above 50% of his annual base salary ("On Target Bonus"), and be comprised of the following:

(b)
Two financial measurable targets- (i) non-GAAP net income, weighing 60% of the On Target Bonus; and (ii) GAAP net income, weighing 20% of the On Target Bonus, both targets determined based on the Company’s 2014 annual business targets (together the “Measurable Targets”); and (b) a non-measurable target comprised of personal performance criteria, which shall have a 20% weight.

Following the end of the calendar year, the actual achievements of the Company for 2014 shall be measured against the Measurable Targets as follows (the "CEO's Measurable Achievement"):

Our Compensation Committee and Board of Directors have set a threshold with respect to the CEO's Measurable Achievement below which no cash bonus shall be paid (the "Payment Threshold"). Accordingly, if the CEO's Measurable Achievement does not reach the Payment Threshold, the CEO will not be entitled to receive any cash bonus. Any improvement in the CEO's Measurable Achievement above the Payment Threshold will increase the CEO's cash bonus on a linear basis, while every increase of the non-GAAP net income component will be counted as 50% against the target. As a result, 100% achievement of the Measurable Targets, which, in the opinion of our Compensation Committee and Board of Directors, is a challenging yet realistic target, will entitle Mr. Palti to a 100% payment (i.e. the On Target Bonus).

In any event, the aggregate amount of the 2014 CEO cash bonus payment will be capped at 200% of our CEO's annual base salary. Reaching this cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

2014 Equity Grant

Following the approval by our Compensation Committee, our Board of Directors resolved to recommend to our shareholders to approve an annual equity grant compensation to our CEO for 2014 as follows:

(a) options to purchase 100,000 Ordinary Shares, to be granted at the date this resolution is approved by the shareholders (the "Grant Date") with an exercise price equal to the average closing price of the Company’s shares on the NASDAQ Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date; and

(b)  33,000 Restricted Share Units ("RSUs").

 The options and RSUs grants are made under the Company’s Share Option and RSU Plan and under the "Capital Gains Route" of Section 102(b)(2) of the Israeli Income Tax Ordinance. The vesting period of both the options and the RSUs shall be four years, of which 25% of the options/RSUs shall vest on the first anniversary of the Grant Date and 6.25% of the options/RSUs will vest every quarter for the next three (3) years.

The size of the proposed 2014 grant in number of securities is similar to the grant approved in 2013, while the value of the equity grant to our CEO for 2014 equals, at the date of this Proxy Statement, to approximately $186,000. Our Compensation Committee and Board of Directors believe that such grant is appropriate and suitable. At the same time, it is important to motivate and incentivize our CEO using equity, a compensation element vesting over a total of four years, thus having long term incentive value.

In approaching our shareholders with this proposed resolution, our Compensation Committee and Board of Directors have taken into account the dilutive impact of the equity grants on our shareholders, and, as before, are committed to implement measures to effectively address this issue while maintaining our ability to recruit, retain and motivate highly talented executives, such as our CEO. In this context, our Compensation Committee and Board of Directors have decided to continue its policy first instituted last year, and recommend the grant to our CEO of a mix of equity vehicles, i.e. a mix of share-options and RSUs as well as the additional measures implemented last year to control the dilutive impact of the grant, such as shortening the life of each option grant to six years and automatically canceling any option that has declined to half of its exercise price.

We wish to assure our shareholders that we are determined to continue to explore measures to address the dilution issue without negatively affecting our management team or employee work-force.

Our Compensation Committee and Board of Directors believe that the grant of a cash payment and equity to our CEO is in the Company's best interests and are in line with the compensation philosophy and objectives as set forth in the Company's compensation policy. When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations required under our compensation policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Palti, the estimation of Mr. Palti's expected contribution and importance of Mr. Palti to the future growth and profitability of the Company.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to grant cash bonus and equity grant to our CEO. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family or the shareholder’s spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our shareholders is a controlling shareholder, or has personal interest in this proposal, and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's General Counsel, at 03-5431200 or via email at  nisanb@ceragon.com for instructions on how to vote your ordinary shares and indicate that you are a controlling shareholder or have personal interest.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the 2014 cash bonus plan to our CEO as specified in the Proxy Statement for the 2014 Special and Annual General Meeting of Shareholders and to approve the grant of options to purchase 100,000 Ordinary Shares of the Company and the grant of 33,000 RSUs, all upon the terms described in Item C in the Proxy Statement for the 2014 Special and Annual General Meeting of Shareholders."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM D

RE-ELECTION OF DIRECTOR

Background

Under the Company’s Articles, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders. The current number of directors is five.

Directors (other than the external directors) are to be elected  at the annual general meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy and voting on the election of directors.  Beginning with the annual general meeting held in 2012, each director serves for a term ending on the date of the third annual general meeting following the meeting at which such Director was elected.  Directors appointed in any annual general meeting following the 2012 meeting and prior to the 2015 meeting, are to be elected for a term ending on the date of the 2015 meeting. From the 2015 meeting and onwards, all directors (other than External Directors) shall be appointed together on the same annual general meeting for a term of three years.

Following the recommendation of such nominee to the Board by the Company’s independent directors in accordance with Nasdaq Marketplace Rules (the “Nasdaq Rules”), it is proposed that Ms. Yael Langer be re-elected as a director. If re-elected, Ms. Langer will then serve for a term ending on the date of the annual general meeting in 2015. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for re-election of Ms. Langer. The Company has received a declaration from Ms. Langer, confirming her qualifications under the Companies Law to be elected as a director of the Company. The Company is not aware of any reason why Ms. Langer, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Ms. Langer.

The following is a brief biography of Ms. Langer, based upon the records of the Company and information furnished to it by her:

Yael Langer has served as a director since December 2000.  Ms. Langer served as our general counsel from July 1998 until December 2000.  Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group.  Since July 2009, Ms. Langer has served as a director in RADWARE Ltd. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group.  From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

Required Vote

The affirmative vote of the holders of the majority of the voting power represented at the Meeting  in person or by proxy and voting thereon is required for the re-election of Ms. Langer to our Board of Directors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Yael Langer is re-elected to the Board of Directors for a term ending on the date of the Annual General Meeting in 2015.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM E

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. The audit committee and the Board of Directors believe that such limited non-audit functions does not affect the independence of Kost Forer.

The Company's Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

According to the Company’s Articles, the Audit Committee is authorized to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor.

The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2013:

Services Rendered	Fees

Audit (1)	$719,500
Tax (2)	72,000
Other Services(3)	161,000
Total(4)	$952,500

(1)
Audit fees consist of fees and expenses related to the fiscal year audit and interim reviews, as well as services in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice.
(3)	Other Services are transaction advisory services, mainly assistance with the consolidation of the new ERP system.
(4)	All non-audit fees are subject to specific approvals by the Company's Audit Committee.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required for the re-appointment of Kost Forer as the Company's independent auditor.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2015.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM F

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2013 (filed with the Securities and Exchange Commission on April 30, 2014), may be viewed on our website – http://www.ceragon.com/financial_reports.asp , through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il , or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il .  None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

May 28, 2014

Annex A

Revised Articles 1(a), 3(a) and 4 to the

ARTICLES OF ASSOCIATION

OF

CERAGON NETWORKS LTD.

1.	Object and Purpose of the Company

(a)       The object of the Company is to engage, directly or indirectly, in any lawful undertaking or business whatsoever~~, including without limitation, as set forth in the Company’s Memorandum ofAssociation~~.

3.	Interpretation

(a)       Unless the subject or the context otherwise requires:  ~~words and expressions used hereinwhich are defined in the Memorandum of Association of the Company shall have the meaningstherein defined, and~~ words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings herein; words and expressions importing the singular shall include the plural and vice versa;  words  and expressions  importing  the masculine  gender  shall include  the feminine gender; and words and expressions importing persons shall include bodies corporate.

SHARE CAPITAL

4.	Share Capital

The registered share capital of the Company is  ~~Six~~  One Million Two  Hundred Thousand New Israeli Shekels (NIS ~~600~~1,200,000) divided into ~~Sixty~~ One Hundred and Twenty Million (~~60~~120,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each.

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
JULY 6, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Ira Palti and Nisan Ben Hamo, or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Ceragon Networks Ltd. that the shareholder(s) is/are entitled to vote at the Annual and Special General Meeting of Shareholders to be held at 12:00 a.m., on Sunday, July 6, 2014, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

JULY 6, 2014

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 5
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. To approve a revocation of the Memorandum of Association	☐	☐	☐
2.To approve amendments to the Articles of Association, as set forth in the Proxy Statement	☐	☐	☐
3. To approve the grant of cash bonus and equity compensation for our Chief Executive Officer, for 2014	☐	☐	☐
4. To approve the re-election of Ms. Yael Langer to serve on the Board of Directors	☐	☐	☐
5. To re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders	☐	☐	☐

PLEASE NOTE THAT BY EXECUTING AND SUBMITTING THIS PROXY CARD YOU HEREBY REPRESENT THAT YOU ARE NOT A "CONTROLLING SHAREHOLDER" AND THAT YOU DO NOT HAVE "PERSONAL INTEREST" IN THE RESOLUTION PROPOSED UNDER ITEM 3. SEE THE "REQUIRED VOTE" SECTION IN ITEM 3 OF THE PROXY STATAEMENT FOR MORE INFORMATION, INCLUDING HOW TO INDICATE THAT YOU ARE A "CONTROLLING SHAREHOLDER" OR THAT YOU DO HAVE "PERSONAL INTEREST".

To change the address on your account, please check the box at right and indicate your new address in the address space above. ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder  _____________________________________  Date __________

Signature of Shareholder  _____________________________________  Date __________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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